Exhibit 3.1
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
SOUTHERN COMPANY GAS

ARTICLE I
CORPORATE NAME

The name of the Corporation is Southern Company Gas (the “Corporation”).
ARTICLE II
AUTHORIZED SHARES

Section 2.01    Authorized Shares. The Corporation will have authority to issue not more than 110,000,000 shares of stock consisting of (a) 100,000,000 shares of Common Stock having a par value of $0.01 per share, and (b) 10,000,000 shares of Preferred Stock having a par value of $0.01 per share, to be issued in one or more series in the manner set forth in Section 2.02.

Section 2.02    Preferred Stock. The board of directors of the Corporation is hereby authorized to issue the shares of undesignated Preferred Stock in one or more series and to fix from time to time before issuance the number of shares to be included in any series and the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of each series.
ARTICLE III
LIMITATIONS ON DIRECTOR LIABILITY

No director of the Corporation will be personally liable to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, except for liability for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of the law; (c) the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code (the “Code”); or (d) any transaction from which the director received an improper personal benefit. If the Code is amended after the effective date of this Article III to authorize corporate action further limiting the personal liability of directors, then the liability of a director of the Corporation will be limited to the fullest extent permitted by the Code, as so amended. Any repeal or modification of this Article III by the shareholders of the Corporation will not adversely affect any right or protection of a director of the Corporation that exists at the time of such repeal or modification.
ARTICLE IV
INDEMNIFICATION OF DIRECTORS

Section 4.01    Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, derivative, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact he or she, or a person of whom he or she is a legal representative, is or was a director will be indemnified and held harmless by the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than the Code permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or penalties assessed pursuant to the Employee Retirement Income Security Act of 1974, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such director in connection with any such proceeding. Such indemnification will continue as to a director who has ceased to be a director and will inure to the benefit of the director’s heirs, executors and administrators. Except with respect to proceedings to enforce rights to indemnification by a director, the Corporation will indemnify any such director in connection with a proceeding (or part thereof) initiated by such director only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation. The right to indemnification conferred in this Article IV will be a contract right.

Section 4.02    Advance for Expenses. The Corporation will pay for or reimburse the actual and reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if the director furnishes the Corporation: (a) a written affirmation of his or her good faith belief that his or her conduct does not constitute behavior of the kind set forth in Section 14-2-856(b) of the Code; and (b) a written undertaking, executed personally or on his or her behalf, to repay any advances if it is ultimately determined that he or she is not entitled to indemnification for such expenses under this Article IV or otherwise. The undertaking must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to the director’s financial ability to make repayment.

Section 4.03    Enforcement. The rights to indemnification provided by this Article IV will apply to all proceedings described in Section 4.01, regardless of whether any provision of this Article IV has been amended or repealed subsequent to such acts or omissions. If a claim for indemnification under this Article IV is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period will be 20 days, the director may apply for indemnification or advancement of expenses to a court of competent jurisdiction pursuant to Section 14-2-854 of the Code. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the director also will be entitled to be paid the expenses of prosecuting or defending such suit. For purposes of this Article IV, references to the “Corporation” will include, in addition to the Corporation, any merging or consolidating corporation (including any merging or consolidating corporation of a merging or consolidating corporation) absorbed in a merger or consolidation with the Corporation, so that any person who is or was a director of such merging or consolidating corporation or who is or was serving at the request of such merging or consolidating corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, will stand in the same position under this Article IV with respect to the Corporation as he or she would if he or she had served the Corporation in the same capacity.

ARTICLE V
SHAREHOLDER ACTION BY WRITTEN CONSENT

Any action required or permitted to be taken at a shareholders meeting may be taken without a meeting if the action is taken by one or more written consents by persons who would be entitled to vote at such a meeting and who hold shares having voting power to cast not less than the minimum number (or numbers in the case of voting groups) of votes that would be necessary to authorize or take such action at a meeting at which all shareholders entitled to vote were present and voted.

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